UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Capital Product Partners L.P.
(Name of Issuer)

Common units, representing limited partner interests
(Title of Class of Securities)

Y11082206
(CUSIP Number)

Alon Bar
Yoda PLC
48 Themistokli
Dervi Athienitis Centennial Building
7th Floor, Office 703 P.C.
Nicosia 1066
Cyprus +357 22 570 380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Yoda PLC
2	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 10,123,996 Common Units(1)
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 10,123,996 Common Units(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,123,996 Common Units(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.4%(2)
14	Type of Reporting Person (See Instructions) CO

_____________________________________________
Notes:
(1)
“Common Units” refers to the common units issued by Capital Product Partners L.P. (the “Issuer”) representing limited partnership interests of the Issuer. By virtue of his relationship to Yoda PLC, Ioannis Papalekas may be deemed to beneficially own the Common Units acquired by Yoda PLC.

(2)
The percentages reported in this Schedule 13D are calculated using a denominator of 55,039,143 Common Units outstanding (excluding 870,522 treasury units and 348,570 general partner units), based on information publicly filed by the Issuer.

1	Names of Reporting Persons Ioannis Papalekas
2	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 10,123,996 Common Units(1)
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 10,123,996 Common Units(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,123,996 Common Units(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 18.4%(2)
14	Type of Reporting Person (See Instructions) IN

_____________________________________________
Notes:
(1)          Represents the number of Common Units that may be deemed to be beneficially owned by Ioannis Papalekas.
(2)
The percentages reported in this Schedule 13D are calculated using a denominator of 55,039,143 Common Units outstanding (excluding 870,522 treasury units and 348,570 general partner units), based on information publicly filed by the Issuer.

Item 1.  Security and Issuer

This Schedule 13D relates to the common units, representing limited partner interests (the “Common Units”) of Capital Product Partners L.P. (the “Issuer”), a limited partnership organized under the laws of the Republic of the Marshall Islands, with principal executive offices at 3 Iassonos Street, Piraeus, 18537, Greece.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Yoda PLC (the “Company”) and Ioannis Papalekas (each a “Reporting Person” and collectively, the “Reporting Persons”). Ioannis Papalekas is the controlling shareholder of the Company and as such may be deemed to beneficially own the Common Units acquired by the Company, including such Common Units acquired pursuant to that certain unit purchase agreement (the “Unit Purchase Agreement”) entered on December 27, 2023, between the Company and Capital Maritime & Trading Corp. (“Capital Maritime”), a corporation organized under the laws of the Republic of the Marshall Islands. A copy of the Unit Purchase Agreement is attached as Exhibit A hereto.

The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Securities Exchange Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit B hereto.

(b) The principal business office and address of the Company is 48 Themistokli Dervi Avenue, Athienitis Centennial Building, 7th Floor, Suite 703, 1066 Nicosia, Cyprus. The Company’s executive officers and directors, and their respective business addresses, are set forth in Annex A attached hereto.

The principal address of Ioannis Papalekas is 10 Aphrodite Street, Flat 301, P.C. 1060, Nicosia, Cyprus.

(c) The Company is a public limited liability company incorporated in Cyprus and listed on the Cyprus Stock Exchange. The principal business of the Company consists of the holding of investments and the provision of financing. The Company invests in a diversified portfolio in terms of geography, strategy and lifecycle. This includes, but is not limited to, investments in the areas of real estate, hospitality, technology, shipping and healthcare. The position of the directors and executive officers of the Company are set forth on Annex A attached hereto, and are incorporated herein by reference.

Ioannis Papalekas is a businessman who, among others, founded Globalworth Real Estate Investments Limited, a leading real estate company in the CEE region traded on the London Stock Exchange. Mr. Papalekas has also been active in the shipping and technology businesses over the years, successfully co-investing alongside very experienced and successful operators and entrepreneurs. As of the date of this Schedule 13D, Ioannis Papalekas is the only individual with ultimate beneficial ownership in the Company of more than 51% directly or indirectly, as described in Item 2 of this Schedule 13D. By virtue of the relationship between the Company and Ioannis Papalekas described in Item 2, Ioannis Papalekas may be deemed to beneficially own the Common Units acquired by the Company.

(d) During the last five years, neither the Reporting Persons nor any of those individuals identified on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Persons nor any of those individuals identified on Annex A has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The citizenship or place of organization for the Reporting Persons is set forth in Row 6 of the cover pages hereto. The citizenship of each of the individuals referred to on Annex A is set forth on Annex A.

Item 3.  Source and Amount of Funds or Other Consideration

On December 27, 2023, the Company acquired 10,000,000 Common Units for the aggregate purchase price of $160,000,000. The source of funds used for this transaction was working capital of the Company.

From December 28, 2023 through January 2, 2024, the Company, through its wholly-owned subsidiary, Paparebecorp Limited, acquired 123,996 Common Units in an open-market transaction for an aggregate purchase price of $1,745,048.53. The source of funds used for this transaction was working capital of the Company.

The information set forth in Item 4 and 6 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.  Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

The Reporting Persons acquired the Common Units of the Issuer for investment purposes as they believed that such Common Units represented an attractive investment opportunity.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, directly or through wholly owned subsidiaries, to acquire additional Common Units, dispose of some or all of the Common Units that it may own from time to time, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.  Interest in Securities of the Issuer.
(a)-(b)   For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D. Such information is based on 55,039,143 Common Units of the Issuer outstanding as of December 21, 2023, based on information publicly filed by the Issuer. The Common Units reported herein are directly held by the Company. Ioannis Papalekas, the controlling shareholder of the Company, may deemed to beneficially own the Common Units directly held by the Company.
Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Company) or the persons set forth on Annex A is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(c)          Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to their knowledge, any of the persons listed in Annex A hereto, has effected any transaction in Common Units during the past 60 days.
(d)          Except as set forth in this Schedule 13D, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.
(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated by reference in its entirety.

Pursuant to the Unit Purchase Agreement, Capital Maritime assigned to the Company the registration rights provided for in Section 7.19 of the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated February 22, 2010 (as amended from time to time, the “Partnership Agreement”) with respect to the 10,000,000 Common Units sold to the Company (the “Purchased Units”); provided that the Company shall be entitled only to one registration pursuant to Section 7.19(a) of the Partnership Agreement. In addition to such single registration pursuant to Section 7.19(a) of the Partnership Agreement, if Capital Maritime requests the Issuer to file a “Shelf Registration Statement” pursuant to and as defined in Section 3.2 of the Umbrella Agreement, dated November 13, 2023, by and among the Issuer, Capital Maritime and Capital GP L.L.C. (the “Umbrella Agreement”), the Company may request that it be included in such Shelf Registration Statement as a selling securityholder with respect to any of the Purchased Units then held by it, subject to the provisions of said Section 3.2 of the Umbrella Agreement and Section 7.19 of the Partnership Agreement. In connection with this provision of the Unit Purchase Agreement, on December 27, 2023, the Company provided to the Issuer a certificate (the “Certificate”) pursuant to which it agreed to be bound and subject to the terms set forth in Section 7.19 of the Partnership Agreement. The Company also agreed that until the date that is six months from the date of the Certificate, it shall not offer, sell, pledge, deliver of otherwise transfer any Common Units except (a) pursuant to a registration statement that has become effective under the Securities Act of 1933, as amended (the “Securities Act”), (b) pursuant to offers and sales to non U.S. Persons  that occur outside the United States within the meaning of Regulation S, or (c) pursuant to an exemption from registration provided by Rule 144A under the Securities Act, or any other available exemption from the registration requirements of the Securities Act that would result in the Common Units being so offered, sold, pledged, delivered or transferred becoming “restricted securities” within the meaning of Rule 144 under the Securities Act. The Unit Purchase Agreement, which includes the form of Certificate, is filed as Exhibit A hereto.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Unit Purchase Agreement, dated as of December 27, 2023, by and among the Capital Maritime and the Company.
Exhibit B	Agreement Regarding the Joint Filing of Schedule 13D, dated as of January 3, 2024, by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 3, 2024
YODA PLC

By:	/s/ Alon Bar
Name:	Alon Bar
Title:	Chief Executive Officer

IOANNIS PAPALEKAS

/s/ Ioannis Papalekas

Annex A

The following table lists the directors and executive officers of Yoda PLC.

Name	Principal Occupation or Employment	Principal Business Address	Citizenship
Alon Bar	Director, Chief Executive Officer of Yoda PLC	48 Themistokli Dervi Athienitis Centennial Building 7th Floor, Office 703 P.C. Nicosia 1066, Cyprus	Israel
Achilleas Dorotheou	Director, Head of Hospitality and Development of Yoda PLC	48 Themistokli Dervi Athienitis Centennial Building 7th Floor, Office 703 P.C. Nicosia 1066, Cyprus	Cyprus
Marios Alexandrou	Director, Head of Operations and Compliance of Yoda PLC	48 Themistokli Dervi Athienitis Centennial Building 7th Floor, Office 703 P.C. Nicosia 1066, Cyprus	Cyprus
Stavros Ioannou	Director, Chief Financial Officer of Yoda PLC	48 Themistokli Dervi Athienitis Centennial Building 7th Floor, Office 703 P.C. Nicosia 1066, Cyprus	Cyprus